UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DOCUMENT SECURITY SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.02 par value per share

(Titles of Classes of Securities)

25614T-10-1

(CUSIP Number)

Patrick White
28 East Main Street, Suite 1525
Rochester, New York 14614
(585) 325-3610

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 64108N10

SCHEDULE 13D/A

CUSIP NO.: 25614T-10-1

(1)	NAME OF REPORTING PERSON: Charles M. LaLoggia
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) (8) (9) (10)	SOLE VOTING POWER: 616,860 SHARED VOTING POWER: 0 SOLE DISPOSITIVE POWER: 616,860 SHARED DISPOSITIVE POWER: 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 616,860 shares of common stock, $0.02 par value per share
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.3%
(14)	TYPE OF REPORTING PERSON: IN

SCHEDULE 13D
CUSIP No. 64108N10

SCHEDULE 13D/A

This Amendment No. 2 amends the Schedule 13D filed by Charles M. LaLoggia (“Registrant”) on September 17, 2002, as amended on July 1, 2008.

Item 1.  Security and Issuer.

Common stock, $0.02 par value per share (the shares of such common stock being, “Common Shares”), of Document Security Systems, Inc. (“DSS”). 28 East Main Street, Suite 1525, Rochester, New York 14614.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

(a)  Registrant is the direct beneficial owner of 616,860 Common Shares, which represent approximately 4.3% of the outstanding Common Shares, based on 14,225,198 Common Shares outstanding on August 7, 2008, according to DSS’ Form 10-Q filed on August 11, 2008.

(b)  Registrant possesses the sole power to vote and to dispose of 616,860 Common Shares.

(c)  In the past 60 days, the Registrant effected (i) the non-open market disposition of 400,000 Common Shares on October 29, 2008 and (ii) a gift of 200,000 shares on October 29, 2008.

(e) Registrant ceased to be a beneficial owner of more than 5% of the Common Shares on October 29, 2008.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Registrant has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of DSS.

Item 7.  Material to be Filed as Exhibits.

  None.

SCHEDULE 13D
CUSIP No. 64108N10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2008
Date

/s/ Charles M. LaLoggia
Signature

Charles M. LaLoggia
Name/Title